FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

RECEIVED

2009 APR 15 P 2:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045872

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

April 3, 2009

SUPPL

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Announces $6.25 Million Financing". It was officially released on April 3, 2009.

Thanks and best regards,

L. Emery

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 4/16

Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

Formation Announces $6.25 Million Financing

Vancouver, B.C., April 03, 2009, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to announce a non-brokered private placement of up to 25,000,000 Units of the Company to qualified investors at a price of $0.25 per Unit (the "Offering"), for gross proceeds of up to $6,250,000. The Offering is anticipated to close on or about April 24, 2009 or such other date as may be determined by the Company (the "Closing Date"). Each Unit is comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.40 per share for a period of twenty four months from the Closing Date, subject to the Company's right to accelerate the expiry date as described below (the "Acceleration Right").

A strategic investor has advised the Company that it is prepared to participate to the extent of U.S. $3 million worth of Units in the Offering.

The Company is proposing to pay a fee in cash and non-transferable Finder's Warrants to finders who introduce participants in the private placement to the Company. No fees or Finder's Warrants will be paid with respect to the strategic investor. The Company at its discretion may increase the size of the Offering. Non-arm's length parties may participate in up to 10% of the Offering. The Offering is subject to regulatory approval.

The securities issued pursuant to the Offering are subject to a 4 month hold period in Canada. If, at any time following the expiry of the hold period, the weighted average trading price of the Company's common shares on the Toronto Stock Exchange for any 10 consecutive trading days is $0.75 or more, the Company may give notice to the holders of the Warrants and Finder's Warrants that the expiry date for exercise of the Warrants and Finder's Warrants has been accelerated, in which case the Warrants and Finder's Warrants will expire on the twentieth business day following the date of such notice.

The common shares and warrants that will be issued in connection with this private placement will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws and may not be sold or offered for sale in the United States or to U.S. Persons or otherwise distributed in the United States, except in reliance on available registration exemptions.

Proceeds from the private placement are intended to be used for general corporate purposes and for working capital of the Company.

Formation Capital Corporation
"Mari-Ann Green"
Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
Suite 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.